Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 Call notice EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING The Stockholders of ITAÚ UNIBANCO HOLDING S.A. (“Company”) are hereby invited by the Board of Directors to attend the Company’s Extraordinary General Stockholders’ Meeting to be exclusively held online on January 31, 20201, 11: 00 a.m., with the purpose to:    1. Resolve on the “Protocol and Justification” in which the terms and conditions for the partial spin-off of Itaú Unibanco S.A. are set out, with the merger, into the Company, of the spun-off portion related to the interest of Itaú Unibanco S.A. representing, as of September 30, 2020, 41.05% of XP Inc.’s capital stock (“Transaction 1”); 2. Approve the appointment and engagement of PricewaterhouseCoopers Auditores Independentes—PwC as the expert firm responsible for preparing the appraisal report of the assets of Itaú Unibanco S.A. to be merged into the Company (“Appraisal Report 1”); 3. Resolve on the Appraisal Report 1, based on the balance sheet of Itaú Unibanco S.A. as of September 30, 2020; 4. Resolve on Transaction 1, with no increase in the Company’s capital stock; 5. If aforementioned items 1 to 4 are approved, then resolve on the “Protocol and Justification” in which the terms and conditions for the partial spin-off of the Company are set out, with reduction of its capital stock and transfer of the spun-off portion referred to, in almost its totality, to the equity interest of the Company representing, as of September 30, 2020, 41.05% of XP Inc.’s capital stock to a new company (“Newco”) to be incorporated for such purpose on the date this Extraordinary General Stockholders’ Meeting is held (“Transaction 2”); 6. Approve the appointment and engagement of PricewaterhouseCoopers Auditores Independentes—PwC as the expert firm responsible for preparing the appraisal report of the assets of Itaú Unibanco S.A. to be spun off and transferred to Newco (“Appraisal Report 2”); 7. Resolve on the Appraisal Report 2, based on the balance sheet of the Company as of September 30, 2020; 8. Resolve on Transaction 2 and the resulting set up of Newco, to be incorporated for such purpose on the date this Extraordinary General Stockholders’ Meeting is held, with the issue of 4,958,290,359 common and 4,845,844,989 preferred shares of Newco to be assigned to the Company’s stockholders proportionally to their interest in capital of the latter, and approve the draft of Newco’s bylaws, which is attached to the “Protocol and Justification” of Transaction 2; 9. If aforementioned item 8 is approved, then resolve on (i) the number of positions to be filled at the Board of Directors of Newco, (ii) the election of respective members, and (iii) the overall annual compensation for Newco’s management members; 10.authorize the Company’s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions; 11.Amend items 7.1. and 7.1.4 of the Company’s Bylaws to change the frequency of election and period of the term of office for the members of the Audit Committee from annual to every five years; and    Corporativo | Interno

Fls. 2 12.consolidate the Bylaws by including (i) the amendment mentioned in foregoing item “11”; and (ii) the capital reduction as a result of Transaction 2, in accordance with item 5 hereof. The full description of the matters proposed, as well as their justification, is found in the General Stockholders Meetings’ Manual. The document to be reviewed at the stockholders’ meeting are available to stockholders on the Company’s investor relations website (www.itau.com.br/relacoes-com-investidores), as well as on the websites of the CVM (www.cvm.gov.br) and B3 – Brasil, Bolsa, Balcão (www.b3.com.br).Stockholders may also request a copy of these documents via email relacoes.investidores@itau-unibanco.com.br. This Meeting will be held online with the link and access instructions to be provided by the Company to stockholders who have sent the documents below by January 28, 2021, 12 noon, via email drinvest@itau-unibanco.com.br:    a) Legal Entities: a notarized copy of the articles of association/bylaws, and proof of election of management members, duly registered with the proper trade board. b) Individuals: A digital copy of the ID document bearing the Stockholder’s picture. Stockholders may be represented at the General Meeting by a proxy, pursuant to Article 126 of Law No. 6,404/76, provided that this proxy forwards their identity document and the documents listed below evidencing the validity of their proxy:    a) Legal Entities: a notarized copy of the articles of association/bylaws of the legal entity represented, proof of election of the members of the Board of Directors and the corresponding proxy with signature notarized by a notary’s office. b) Individuals: a proxy with signature notarized by a public notary’s office. We clarify that it is not mandatory that the representative of the Legal Entity Stockholder be a stockholder, a Company’s management member or a lawyer. and that the documents issued abroad are to be consularized or apostilled and be accompanied by the respective sworn translation. The Company recommends that stockholders represented by proxies also forward, by January 28, 2021, 12 noon, a copy of the documents listed above via email drinvest@itau-unibanco.com.br. Stockholders may also participate in the Meeting through the remote voting form, in conformity with CVM Instruction No. 481/09, to be sent (i) directly to the Company, or (ii) to their respective custody agents, in the case shares are deposited at a central depository, or (iii) to Itaú Corretora de Valores S.A., the financial institution hired by the Company to provide bookkeeping services, in the case shares are not deposited at a central depository, according to the procedures described in the General Stockholders’ Meeting’s Manual. São Paulo (SP), December 31, 2020. RENATO LULIA JACOB Head of Investor Relations and Market Intelligence Corporativo | Interno